                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM N-1A

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                Amendment No. 29


                                File No. 811-1144


                       THE FINANCE COMPANY OF PENNSYLVANIA
                         150 S. Independence Mall West
                                   Suite 630
                        Philadelphia, Pennsylvania 19106

                                  215-351-4778

                      Mr. Charles E. Mather III, President
                         150 S. Independence Mall West
                                   Suite 630

                        Philadelphia, Pennsylvania 19106

                       THE FINANCE COMPANY OF PENNSYLVANIA
                                    FORM N-1A
The Finance Company of Pennsylvania (the "Company") does not sell its shares and thus, does not prepare a prospectus. The Company does, however, hold itself ready to redeem any of its outstanding shares at net asset value as determined on the day of final tender of the shares or on the next day on which the New York Stock Exchange is open.


                                     PART A

Item 1.  Front and Back Cover Pages - NOT REQUIRED

Item 2.  Risk/Return Summary: Investments, Risks and Performance - NOT REQUIRED

Item 3.  Risk/Return Summary: Fee Table - NOT REQUIRED

Item 4.  Investment Objectives, Principal Investment Strategies and Related
         Risks

         The business purposes of the Company, as set forth in its Articles of Incorporation, are to own, purchase and sell securities of business enterprises of any nature whatsoever; to own, hold, use, purchase and sell real and personal property of any nature whatsoever as principal and not as agent; and to carry on the business of an open-end investment company, as defined under the provisions of the Pennsylvania Business Corporation Law (as in effect on December 29, 1961). The Company's investment objective in carrying out its business as an investment company is to seek long-term appreciation of its shareholders' capital. Further reference is made to Item 11 of Part B of this Registration Statement for a description of its investment policies.

         The Company invests primarily in common stocks and to lesser extent fixed income securities. It also invests in U.S. Treasury notes and bills and registered money market funds as a liquidity technique to cover redemptions and as a temporary investment pending a decision to redeploy the proceeds of securities that were sold.

         The authority to make, alter, amend or repeal these objectives is vested in the Board of Directors, subject to the power of the stockholders to approve such action. Item 11 of Part B identifies the investment policies of the Company which require stockholder approval to change.


         The Board of Directors of the Company oversees the investment of its assets in order to preserve capital and produce income for the stockholders. The Board utilizes the services of Cooke & Bieler, L.P. to assist with the investment of a portion of its equity holdings. The Board does not rely on Cooke & Bieler with respect to several of the Company's holdings - PNC Bank Corp., Penn Virginia Corporation, Pennsylvania Warehousing and Safe Deposit Company, Exxon Mobil Corporation, fixed income securities, the international and small cap mutual funds in which the Company invests and the money market funds, Treasury Notes and other short term investments used for the Company's liquidity needs, such as redemptions, dividends and taxes. Cooke & Bieler's style can be characterized as value oriented, and thus the overall approach of the Company to its equity portfolio may also be
         characterized as a value style.   The Company has engaged the services
         of Schroder Investment Management North America Inc. to provide the day-to-day investment management of the portion of the Company's assets devoted to fixed-income investments.



         Schroder's practices a duration-neutral, relative value fixed income discipline. Schroder's team focuses its efforts on identifying attractive issues from the bottom up, capitalizing on pricing inefficiencies identified through fundamental research. The Schroder team specifically avoids interest rate forecasting and sector rotation as, in Schroder's belief, these techniques add no long-term value and cause unnecessary principal risk.


         The Company does not engage in active trading; on the contrary, it makes a value judgment on the worth of an organization and tends to hold the security for the long term. The Board considers its investment approach to be conservative, and thus the risks are those risks generally applicable to the equity and fixed income markets. It has limited (under 10% in the aggregate) exposure to international securities and small cap securities which may involve more risks than the broad market. Also, as explained in Item 11 of Part B, it has had a significant portion invested in PNC Bank Corp. and thus is subject to the risks inherent in investing in banking institutions a ad having a significant portion (approximately 33%) of assets committied to one security.

         approach of the Company to its portfolio may also be characterized as a value style. The Company does not engage in active trading; on the contrary, it makes a value judgment on the worth of an organization and tends to hold the security for the long term. The Board considers its investment approach to be conservative, and thus the risks are those risks generally applicable to the equity markets. It has limited (under 10% in the aggregate) exposure to international securities and small cap securities which may involve more risks than the broad market. Also, as explained in Item 12 of Part B, it has had a significant portion invested in PNC Bank Corp. and thus is subject to the risks inherent in investing in banking institutions and having a significant portion (approximately 33%) of assets committed to one security.

         Risks of Non-Diversification and Concentration in Banking Industry. The Company is subject to the risk of being concentrated. The Company has held shares of PNC Bank Corp. and its predecessors for over 40 years. Its holdings in PNC stock amounts to approximately 33% of its portfolio. While the rest of its portfolio is diversified among various sectors, because of the concentration in PNC Stock, the Company is subject to the risk that the banking industry and financial services sector generally will underperform the broader market, as well as the risk that issuers in that sector will be impacted by market conditions, legislative or regulatory changes or competition. The Company may also be more susceptible to changes in interest rates and other market and economic factors that affect financial services firms, including the effect of interest rate changes on the share prices of those financial service firms.

         Equity Risk. Since it purchases primarily equity securities, the Company is subject to the risk that stock prices will fall over short or extended periods of time. Historically, the equity markets have moved in cycles, and the value of the Company's equity securities may fluctuate drastically from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. These factors contribute to price volatility which is a principal risk of owning shares in the Company.


         Fixed Income Risk. The market value of fixed income investments change in response to economic developments, particularly interest rate changes, as well as to perceptions about the creditworthiness of individual issuers, including governments. During periods of falling interest rates, the values of outstanding fixed income securities generally rise. Moreover, while securities with longer maturities tend to produce higher yields, the prices of longer maturity securities are also subject to greater market fluctuations as a result of changes in interest rates, During periods of falling interest rates, certain debt obligations with high interest rates may be prepaid (or "called") by the issuer prior to maturity. This may cause the Company's average weighted maturity to fluctuate, and may require the Company to invest the resulting proceeds at lower interest rates. In addition to these risks, fixed income securities may be subject to credit risk, which is the possibility that an issuer will be unable to make timely payments of either principal or interest.



         Portfolio Holdings. A description of the Company's policy and procedures with respect to the circumstances under which the Company discloses its portfolio securities is available in the Statement of Additional Information.



Item 5.  Management, Organization and Capital Structure


         The Directors of the Company consist of five individuals, three of whom are not "interested persons" of the Company as defined in the Investment Company Act of 1940. The Directors of the Company are responsible for the overall supervision of the operations of the Company and perform the various duties imposed on the Directors of investment companies by the Investment Company Act of 1940.


         COOKE & BIELER, L.P., which is located at 1700 Market Street, Suite 3222, Philadelphia, Pennsylvania, 19103, acts as an investment adviser (without investment discretion) to the Company. Cooke & Bieler is retained to furnish reports, statistical and research services, and advise and make recommendations with respect to the Company's portfolio of equity securities and investments. Cooke & Bieler is paid a fee at an annual rate of fifty basis points (0.50%) of the Company's portfolio value less the value of certain investments as to which it has no investment responsibility and a portion of the cash it manages. Cooke & Bieler's investment advisory fee is payable monthly in arrears on the last day of each month. For the fiscal year ended 12/31/04, the Company paid Cooke & Bieler investment advisory fees of $104,625.

         The following portfolio managers of Cooke & Bieler, L.P. provide advice and recommendations with respect to the Company's portfolio of equity securities and investments: Messrs. Kermit S. Eck, Michael M. Meyer, James R. Norris, Edward W. O'Connor, R. James O'Neil and Mehul Trivedi. The portfolio managers are jointly and primarily responsible for the advice and recommendations provided to the Company. The biography of each of these portfolio managers is set forth below. Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Company (if any) is available in the Statement of Additional Information.

         Kermit S. Eck, CFA, joined Cooke & Bieler in 1980 and left in 1984 to become Director of Product Marketing for Eczel Corp. From 1987 to 1992, he served as Executive Vice President of Keystone Natural Water. He rejoined Cooke & Bieler in 1992 and currently is a Partner, Portfolio Manager and Research Analyst. Mr. Eck earned a B.S. in computer science from Montana State University and an M.B.A. from Stanford University.

         Michael M. Meyer, CFA, began his career at Sterling Capital Management as an equity analyst and head equity trader. He joined Cooke & Bieler in 1993 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Meyer earned his B.A. in economics at Davidson College and his M.B.A. from the Wharton School of Business.

         James R. Norris, spent nearly ten years with Sterling Capital Management as Senior Vice President of Equity Portfolio Management. He joined Cooke & Bieler in 1998 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Norris earned his B.S. in management at Guilford College and his M.B.A. from the University of North Carolina.

         Edward W. O'Connor, CFA, spent three years at Cambiar Investors in Denver, Colorado where he served as an equity analyst and portfolio manager and participated in Cambiar's 2001 management buyout. He joined Cooke & Bieler in 2002 where he is currently a Portfolio Manager and Research Analyst. Mr. O'Connor earned his B.A. of Arts in economics and philosophy at Colgate University and his M.B.A. from the University of Chicago.

         R. James O'Neil, CFA, served as an Investment Officer in the Capital Markets Department at Mellon Bank beginning in 1984. He joined Cooke & Bieler in 1988 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr O'Neil earned his B.A. in economics at Colby College and his M.B.A. from the Harvard School of Business.

         Mehul Trivedi, CFA, was a fixed income analyst at Blackrock Financial Management and then a product manager at PNC Asset Management. He joined Cooke & Bieler in 1998 where he is currently a Partner, Portfolio Manager and Research Analyst. Mr. Trivedi earned his B.A. in international relations at the University of Pennsylvania, a B.S. in economics at the Wharton School of Business and his M.B.A. from the Wharton School of Business.

         SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. ("SCHRODER"), which is located at 875 Third Avenue, 22nd Floor, New York, NY 10022, acts as an investment adviser to the Company. Schroder is retained to provide the Company investment research, advice and supervision and to continuously furnish a fixed income investment program for the Company's portfolio of fixed income securities and investments. Schroder is paid a fee at an annual rate of 0.30% (30 basis points) of the value of the Company's assets entrusted to Schroder. Schroder's investment advisory fee is payable monthly in arrears on the last day of each month.

         The following portfolio managers of Schroder are primarily responsible from making investment decisions for the Company's portfolio of fixed income securities and investments: David Baldt, Daniel Scholl, Susan Beck and Ted Manges. Mr. Baldt acts as the lead portfolio manager for the Company. The other portfolio managers perform the following roles: conducting credit research and portfolio analysis, and trade securities. The biography of each of these portfolio managers is set forth below. Additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Company (if any) is available in the Statement of Additional Information.

         David Baldt, CFA, is an Executive Vice President of Schroder and has been employed as an investment fund professional at Schroder since fall 2003. Previously, he was a Managing Director of Deutsche Asset Management since 1989.

         Daniel Scholl is a Senior Vice President of Schroder and has been employed as an investment fund professional at Schroders since fall 2003. Previously, he was a Director and Portfolio Manager of Deutsche Asset Management since 1989.

         Susan Beck is a First Vice President of Schroder and has been employed as an investment fund professional at Schroder since fall 2003. Previously, she was a Vice President and Portfolio Manager of Deutsche Asset Management since 1989.

         Ted Manges is a First Vice President of Schroder and has been employed as an investment fund professional at Schroder since fall 2003. Previously, he was a Vice President of Deutsche Asset Management (1999
         - 2003).

         PFPC TRUST CO. is the Company's Custodian. PFPC is located at 8800 Tinicum Blvd. Third Floor, Suite 200, Philadelphia, PA 19153. The custodian is responsible for the daily safekeeping of securities and cash held or sold by the Company.

         DELOITTE & TOUCHE LLP acts as the Company's independent registered public accounting firm. Deloitte & Touche is located at 1700 Market Street, Philadelphia Pennsylvania 19103.

         The Company acts as its own transfer agent, dividend paying agent, and registrar.

         Total expenses for the Company during 2004 were $556,831 or 0.98% of the Company's average net assets.


         The authorized capital stock of the Company consists of 232,000 shares of capital stock, par value $10 each. Each share has equal dividend, distribution and liquidation rights. All dividends and distributions are payable in cash. Each holder of capital stock has one vote for each share held. Voting rights are cumulative for directors. The registrant met the requirements of Subchapter M of the Internal Revenue Code during the last fiscal year and does not anticipate any change in such status. The Company has adopted the policy of paying out in dividends each year substantially all net investment income. The Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered distributed to redeeming shareholders. Shareholder inquiries should be directed to the Company by writing or telephoning the Company at the address or telephone number indicated on the cover of this statement.


Item 6.  Shareholder Information


         Shares of the Company may be redeemed by mail by writing directly to the Company. The redemption request must be signed exactly as the shareholder's name appears on the form of registration and must include the account number. If shares are owned by more than one person, the redemption request must be signed by all owners exactly as their names appear in the registration. Stock certificates must be tendered along with the signed redemption request. Shares are generally redeemed for cash, but under certain circumstances may be redeemed in kind.

         Dividends, Distribution and Tax Information. Income dividends are normally declared and paid quarterly and a net capital gain distribution is normally declared in December each year and paid in the following January for the preceding year.

         The Company has elected to be taxed as a regulated investment company meeting the requirements of the Internal Revenue Code, Subchapter M. As such, the Company has adopted the policy of paying out in dividends each year substantially all net investment income. Dividends received from the Company generally will be subject to tax. Consistent with existing policy, the Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders. Each year the Company advises its stockholders of the amount of capital gains taxes paid which is attributable to them, and they may claim a credit for this amount on their federal income tax returns.

         The net asset value per share of the Company is computed by dividing the total value of the assets of the Company, less its liabilities, by the total number of outstanding shares. Computations are made in accordance with generally accepted accounting principles, valuing each listed security at its last sale price on the day on which the determination is made, or if no price is available, the latest bid price is used. Securities listed on the NASDAQ National Market System are valued in accordance with the NASDAQ official closing price. Securities traded over-the-counter are valued at the mean of the latest available bid and asked prices. Securities for which market quotations are not readily available, such as The Pennsylvania Warehousing and Safe Deposit Company, are valued at fair value as determined in good faith by the Board of Directors.


         Examples of when the Company may fair value a security include: when a security is de-listed or its trading is halted or suspended; when a security's primary pricing source is unable or unwilling to provide a price; when a security's primary trading market is closed during regular market hours; or when a security's value is materially affected by events occurring after the close of the security's primary trading market. By fair valuing securities, the Company seeks to establish prices that the Company might expect to realize upon the current sales of these securities. However, due to the subjective and variable nature of fair value pricing, there can be no assurance that the Company could obtain the fair value assigned to the security upon the sale of such security.




         Frequent Purchases and Redemptions of Company Shares. The Company does not sell its shares and, therefore, the Board of Directors has not adopted procedures with respect to frequent purchases and redemptions of Company shares.



Item 7.  Distribution Arrangements


         a)        Sales Loads - None.
         b)        Rule 12b-1 Fees - None.
         c)        Multiple Class and Master-Feeder Funds - Not applicable.


Item 8.  Financial Highlights Information - NOT REQUIRED.

                                     PART B


                         FINANCE COMPANY OF PENNSYLVANIA

                       STATEMENT OF ADDITIONAL INFORMATION


                                 April 30, 2005





The Finance Company of Pennsylvania (the "Company") does not sell its shares and thus, does not prepare a prospectus. This Statement of Additional Information is not a Prospectus. It should be read in conjunction with Part A of this Registration Statement. Copies of the Registration Statement may be obtained by writing to The Finance Company of Pennsylvania, 150 South Independence Mall West, Suite 630, Philadelphia, Pennsylvania 19106.




Table of Contents                                                        Page
Fund History                                                              5

Description of the Fund and Its Investment and Risks                      5

Management of the Fund                                                    8

Control Persons and Principal Holders of Securities                      10

Investment Advisory and Other Services                                   11

Portfolio Managers                                                       12

Brokerage Allocation and Other Practices                                 12

Capital Stock and Other Securities                                       13

Purchase, Redemption and Pricing of Shares                               13

Taxation of the Fund                                                     14

Underwriters                                                             14

Calculation of Performance Data                                          14

Financial Statements                                                     15

Item 10.          Fund History


                  The Company was organized as a corporation by a special act of the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871.

                  The Company, until December 29, 1961, carried on its business under a special charter granted by the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871. Until December 29, 1961, it was engaged in the business of banking; it also held certain investments and parcels of real estate. On December 29, 1961, it filed Articles of Amendment with the Bureau of Corporations, Commonwealth of Pennsylvania, amending its charter to permit it to act as an open-end investment company; and on that date an agreement with the Secretary of Banking of the Commonwealth of Pennsylvania was entered into under which the Commonwealth recognized that the company was no longer engaged in the banking business.


Item 11.          Description of the Fund and Its Investments and Risks


                  (a) Classification. The Company is a nondiversified, open-end management investment company.

                  (b) Investment Strategies and Risks. None except as described in Item 4.

                  (c) Policies. In addition to the investment objectives and policies set forth under Item 4 of Part A, the Company has adopted the following policies relating to the investment of its assets and its activities, which are fundamental policies and may not be changed without the approval of the holders of a majority of the Company's outstanding voting securities as defined in the Investment Company Act of 1940.

                               Fundamental Policies of the Company:

                               i)   The issuance of senior securities: the
                                    Company has not issued any senior
                                    securities, and it does not propose to issue any senior securities.

                               ii) The borrowing of money: the Company has not borrowed money, and it does not propose to borrow money.

                               iii) The underwriting of securities of other
                                    issuers: the Company has not underwritten securities of other issuers, and it does not propose to underwrite securities of other issuers.

                iv) The concentration of investments in particular industries: Consistent with its policy to diversify its investments among various industries, the Company will nonetheless concentrate its investments in the banking industry. The Company has held shares of PNC Bank Corp. for many years but has no intention of increasing the number of shares it owns. Because of the growth in the market value of its PNC Bank stock relative to the market value of its other holdings, PNC Bank represented as of the end of its most recent year more than 25% of the assets in its portfolio. On this basis alone, the Company may be deemed to be concentrating in the banking industry. The Company may determine that attractive opportunities exist to purchase securities in other banking organizations. In no event, however, will the Company invest more than 50% of its assets at any time in the banking industry.

                v)         The purchase and sale of real estate or commodities:
                           the Company has neither purchased nor sold commodities, commodity contracts or real estate, nor does it propose to do so in the future.

                vi)        Making loans: The Company does not make loans.

                vii) Other Policies: The Company reserves freedom of action to, and from time to time, may invest in any type of security or property whatever, to the extent permitted by law. It is the policy of the Company to engage as its principal activity in the business of investing and reinvesting its capital in a widely diversified portfolio of securities with a view to holding those which appear to offer sound possibilities of current income and future growth of principal. To the extent that the Company presently owns securities of various corporations, it is its policy to retain those investments, adding to them if deemed advisable by the Board of Directors, so long as they appear to meet the criteria set forth above.

                           The Company may write call options on securities it owns, up to 5% of its total assets. A call option on a security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract. The initial purchase (sale) of an option contract is an "opening transaction." In order to close out an option position, the Company may enter into a "closing transaction," which is simply the sale (purchase) of an option contract on the same security with the same exercise price and expiration date as the option contract originally opened. If the Company is unable to effect a closing transaction with respect to an option it has written, it will not be able to sell the underlying security until the option expires or the Company delivers the security upon exercise.

                           The Company may write covered call options as a means of increasing the yield on its assets and as a means of providing limited protection against decreases in its market value. When the Company sells an option, if the underlying securities do not increase or decrease to a price level that would make the exercise of the option profitable to the holder thereof, the option generally will expire without being exercised, and the Company will realize as profit the premium received for such option. When a call option written by the Company is exercised, the Company will be required to sell the underlying securities to the option holder at the strike price, and will not participate in any increase in the price of such securities above the strike price.

                           Except as described above as to covered call options, the Company will not write or purchase options, including puts, calls, straddles, spreads or any combination thereof. Nor will the Company purchase or sell commodities, commodity contracts, oil, gas or mineral exploration or development programs, or real estate (although investments in marketable securities of companies engaged in such activities are not precluded in this restriction).

                           The Company may invest in bonds, preferred stocks and common stocks of other issuers. It reserves the right to invest in such securities in any proportion deemed advisable by its Board of Directors.


                           Except as noted above the Company may invest no more than 25% of its assets in the securities of any one issuer, based on a valuation of its assets at the time of any investment in such securities.


                           It is not the policy of the Company to invest in companies for the purpose of exercising control or management.

                           The Company reserves the right to invest in securities of other investment companies if deemed advisable by its Board of Directors, within the limits prescribed by the Investment Company Act of 1940.

                     (d) Temporary Defensive Position. The Board has no policy with respect to taking temporary defensive positions that are inconsistent with the Company's principal investment strategies as described in Item 4.

                     (e) Portfolio Turnover. The Company has no restrictions upon portfolio turnover of its investments. However, it is not the Company's policy to engage in portfolio transactions with the objective of seeking profits from short-term trading. It does reserve the right, if deemed advisable or necessary by its Board of Directors, to sell any asset at any time, regardless of the holding period.



                     (f) Disclosure of Portfolio Holdings. The Company's Board of Directors has approved a policy and procedures that governs the timing and circumstances regarding the disclosure of Company portfolio holdings information to shareholders and third parties. These policies and procedures are designed to ensure that disclosure of information regarding the Company's portfolio securities is in the best interests of Company shareholders, and include procedures to address conflicts between the interests of the Company's shareholders, on the one hand, and those of the Company's investment advisers on the other.

                               Pursuant to applicable law, the Company is required to disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter (currently, each March 31, June 30, September 30 and December 31). The Company discloses a complete schedule of investments in each semi-annual report and annual report to shareholders or, following the first and third fiscal quarters, in quarterly holdings reports filed with the SEC on Form N-Q. Semi-annual and annual reports are distributed to Company shareholders. Quarterly holdings reports filed with the SEC on Form N-Q are not distributed to Company shareholders, but are available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov.

                               In addition to the above, the Company's policy is to provide information regarding portfolio holdings, or information derived from the Company's portfolio holdings, ONLY to shareholders of the Company. This information will be made available to any shareholder upon his or her written request to the Secretary of the Company. Any officer or Director of the Company can authorize the release of the Company's portfolio holdings information to a shareholder. The portfolio holdings information released to a shareholder will be current as of the most recent date that the Company calculated its net asset value. The Company does not permit selective disclosure of its portfolio holdings.

                               The Company's policy prohibits the Company and its investment advisers from receiving any compensation or other consideration in connection with the disclosure of information about portfolio securities.

                               The Company's service providers, such as its custodian and investment advisers, may receive portfolio holdings information as frequently as daily in connection with their services to the Company. In addition to any contractual provisions relating to confidentiality of information that may be included in the service providers' contracts with the Company, these arrangements impose obligations on the Company's service providers that would prohibit them from disclosing or trading on the Company's non-public information.




Item 12. Management of the Fund


         Information regarding directors and executive officers of the Company follows:






                                                                                                    NUMBER OF
                            EXPIRATION                                                            PORTFOLIOS IN
                            OF TERM OF                                                                FUND
     NAME, ADDRESS(1),      OFFICE AND                                                               COMPLEX
  POSITION(S) HELD WITH      LENGTH OF     PRINCIPAL OCCUPATION(S)     OTHER DIRECTORSHIPS HELD    OVERSEEN BY
    THE FUND, AND AGE       TIME SERVED      DURING PAST 5 YEARS             BY DIRECTOR            DIRECTOR
INTERESTED DIRECTORS(2)
--------------------------

Charles E. Mather III.....    2008        President and Director of   Director of Penn                  1
Director and President      24 years      Mather & Co. (insurance     Series Funds, Inc., a
Age: 70                                   brokers), with which he     registered investment
                                          has been associated for     company consisting of 16
                                          more than five years        portfolios.

Herbert S. Riband, Jr.....    2007        Of counsel to the law firm  None                              1
Director and Treasurer      11 years      of Saul, Ewing LLP
Age: 68

NON-INTERESTED DIRECTORS
--------------------------

Jonathan D. Scott.........    2006        Partner, Veritable, L.P.    Director of Pennsylvania          1
Director                    15 years      (investment consulting      Warehousing and Safe
Age: 52                                   firm)                       Deposit Company
                                          (Formerly Senior Vice
                                          President, PNC Bank Corp.)

Shaun F. O'Malley.........    2006        Retired (Formerly Chair-    Director of The Philadel-         1
Director                     9 years      man, Price Waterhouse       phia Contributionship,
Age: 69                                   World Organization)         Horace Mann Educators
                                                                      Corp., Federal Home Loan
                                                                      Mortgage Corp., and Regu-
                                                                      lus Group LLC

Peter Bedell..............    2007        Chairman Emeritus, Walnut   None                              1
Director                     1 year       Asset Management (invest-
Age: 67                                   ment adviser) and Ruther-
                                          ford Brown & Catherwood,
                                          LLC (private investment
                                          firm and broker dealer)
                                          with which he has been
                                          associated for more than
                                          five years


---------------

(1) The address of all Directors is Public Ledger Building, Suite 630, 150 South Independence Mall West, Philadelphia, PA 19106.
(2) The two interested directors are classified as such because they are executive officers of the Company.

Board of Directors


     The Board of Directors has overall responsibility for the Company's affairs. It retains and reviews its chief executive and chief financial officers who have overall daily responsibility for the Company's affairs. The Board also retains the overall investment responsibility for the Company's equity investments after receiving recommendations from Cooke & Bieler, L.P., an investment adviser to the Company.



     The Board has two standing committees: Executive Committee and Audit Committee. The Executive Committee, composed of Messrs. Mather and Riband, meets only under unusual circumstances when the full Board cannot meet, and its authority is thereby limited. The Audit Committee is composed of Messrs. Scott, Bedell and O'Malley. This Committee is responsible principally for recommending the Company's independent accountants, reviewing the adequacy of the Company's internal accounting controls and reviewing auditing fees. During the fiscal year ended December 31, 2004, the Executive Committee met once and the Audit Committee met three times. All members of the committees attended each meeting.



     No officer or director of the Company has any employment or ownership relationship with Cooke & Bieler, L.P. or Schroder Investment Management North America, Inc., the Company's investment advisers.

The following table sets forth the dollar-value range of Common Stock of the Company beneficially owned by the directors of the Company, as of December 31, 2004:



                                                       DOLLAR RANGE OF SHARES
                                                        OWNED BENEFICIALLY(1)
                     DIRECTORS                        as of December 31, 2004
                Charles E. Mather III                       Over $100,000
                Herbert S. Riband, Jr.                     $10,001-$50,000
                  Jonathan D. Scott                              None
                  Shaun F. O'Malley                        $10,001-$50,000
                    Peter Bedell                           $10,001-$50,000


--------------------------
(1) For purposes of this Registry Statement, beneficial ownership of shares is defined in accordance with the rules of the Securities and Exchange Commission and means generally the power to vote or dispose of the shares, regardless of any economic interest therein.

INVESTMENT ADVISORY CONTRACT - COOKE AND BIELER, L.P.

At a meeting of the Board of Directors held on March 16, 2005, the Board, including all of the Directors who are not interested persons of the Company or Cooke and Bieler, L.P. ("C&B"), unanimously voted to approve a new investment advisory agreement between the Company and C&B ("New Agreement") and to recommend the approval of the New Agreement to shareholders. When considering the approval of the New Agreement, the Directors reviewed materials furnished by C&B and considered the Board's fiduciary obligations and the standards to be used by the Board in reaching its decision. In preparation for its March 16, 2005 meeting, the Board requested and received written materials from C&B. In addition, at the meeting, representatives from C&B presented additional oral and written information to the Board to help the Board evaluate C&B's fee and other aspects of the New Agreement. The following is a list of the material factors ("Material Factors") considered by the Board in connection with its review of the terms of the New Agreement: (a) the nature and quality of the services provided by C&B to the Company; (b) historical investment performance of C&B's management of the Company; and (c) the investment advisory fee being paid to C&B and C&B's profitability with respect thereto.

      The Board's Considerations With Respect to the Nature and the Quality of C&B's Services. The following is a summary of the information that was evaluated by the Board when considering the nature and quality of the services performed by C&B for the Company.

      C&B's Current Operations and Financial Condition. The Board reviewed C&B's registration statement on Form ADV (Parts I and II) and balance sheet as of December 31, 2004.

      C&B's Investment Management Style and Investment Management Personnel. The Board reviewed information regarding the members of C&B's investment team that perform services for the Company and the amount of time such persons spend on Company activities as compared to other activities. Further, the Board reviewed a detailed description of the non-discretionary investment management services provided by C&B to the Company, which included C&B's investment style and stock recommendation process and a confirmation from C&B that no material changes were made with respect to the investment services or process during the past year. In addition, the Board considered C&B's oral presentation regarding the investment advisory services performed for the Company during the past year and during the time C&B has acted as an investment adviser for the Company.

        C&B's Compliance Program. The Board reviewed a description of C&B's compliance program, a confirmation from C&B that no material compliance issues arose during the past year with respect to the services it performs for the Company and a certification from C&B's chief compliance officer certifying that C&B is in compliance with Rule 206(4)-7 of the Investment Advisers Act, which requires advisers to adopt and implement written policies and procedures reasonably designed to prevent violation of the Advisers Act.

        Regulatory Examinations and Material Litigation. The Board considered the preliminary results of C&B's recent routine examination by the Securities and Exchange Commission and a confirmation by C&B that it was not involved in any material litigation during the past year.

        C&B's Brokerage Practices. The Board reviewed a description of C&B's policies with respect to (i) seeking best execution on Company portfolio transactions; (ii) allocating acquisitions of securities between the Company and C&B's other clients, (iii) evaluating the execution quality of Company portfolio transactions; and (iv) allocation of the Company's brokerage among broker-dealers. In addition, C&B provided a list of the broker-dealers that executed the largest dollar amount of Company transactions during the past year and provided the amount of commissions paid to each such broker and the average commission rate per share by broker. In addition, the Board considered that C&B does not use any commissions generated from Company portfolio transactions to pay for soft dollar products.

        Disaster Recovery Plan. The Board reviewed a summary of the disaster recovery plan C&B has implemented to address emergency situations and an indication of the results of the recent testing of the plan.

        The Board's Personal Experience With C&B. Another factor in the Board's analysis of the quality of C&B's services was its personal experiences with C&B over the past years and its own knowledge regarding C&B's reputation, expertise and resources in financial markets. C&B has been an investment adviser to the Company for approximately 37 years and during this time has generally met with the Company's Board monthly to review and discuss with the Board the Company's portfolio and C&B's services.

        The Board's Conclusions With Respect to the Nature and the Quality of C&B's Services. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of C&B and other information deemed relevant by the Directors, the Board concluded that the nature and quality of the services currently being performed by C&B (as well as those performed in the past) supported the Board's approval of the New Agreement.

        The Board's Considerations With Respect to the Historical Investment Performance of C&B's Management of the Company. The following is a summary of the information that was evaluated by the Board when considering the historical investment performance of C&B's management of the Company.

        Specific Performance Record of the Company. The Board reviewed the 1-year, 3-year, 5-year and 10-year investment performance of the Company.

        Performance Record of the Company Compared to a Relevant Index. The Board reviewed the Company's investment performance as compared to the S&P 500 Index and evaluated the fact that the Company underperformed the S&P 500 Index during its most recent fiscal year, but outperformed the S&P 500 Index during the most recent 3-year, 5-year and 10-year periods. In its written materials, C&B stated that it does not manage any accounts that it considers comparable to the Company for performance reporting purposes, therefore the Board did not consider the Company's performance information compared to other accounts managed by C&B. The Board also considered that C&B does not exercise investment discretion with respect to the Company and considered whether this may be expected to affect performance.

        C&B's Oral Presentation on Performance. The Board considered the oral presentation by the representatives of C&B with regard to their analysis of the recent and long-term performance record of the Company and how the Company's performance compares to that of the S&P 500 Index.

        The Board's Conclusions With Respect to the Historical Investment Performance of C&B's Advisory Services to the Company. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of C&B and other information deemed relevant by the Directors, the Board concluded that the historical investment performance of C&B's advice to the Company, considering both actual performance and comparative performance, supported the Board's approval of the New Agreement.

        The Board's Considerations With Respect to the Investment Advisory Fee and C&B's Profitability. The following is a summary of the information that was evaluated by the Board when considering the investment advisory fee paid to C&B under the New Agreement and C&B's profitability on the advisory fees derived from its investment management services.

        Contractual Advisory Fee. The Board reviewed the advisory fee rate (0.50%) payable to C&B by the Company under the New Agreement in relation to the amount of the Company's assets that C&B is managing. Through its discussions with representatives of C&B, the Board evaluated whether C&B experienced any economies of scale as a result of its advice regarding the Company's assets and, if so, whether any benefit received from these economies of scale should be shared with the Company's shareholders. As a result of these discussions, which included analysis of the relatively small amount of assets for which C&B provides advice to the Company and the fact that the amount of such assets will generally not materially increase over time due to the fact that the Company does not offer to sell its shares to the public, the Board determined that no material economies of scale were being realized by C&B through its relationship with the Company.

        Advisory Fee Calculation. The Board also reviewed the fee calculation under the New Agreement to determine whether it was appropriate to exclude the value of any further Company holdings from the fee calculation. In its review, the Board considered that during the past year the value of the Company's holdings in Exxon Mobil, Artisan International Fund and the Harbor International Fund have been excluded from the fee calculation and this exclusion is reflected in the New Agreement. In addition, the Board took into consideration the provision of the New

Agreement which permits the Company to exclude the value of further Company holdings in the future, subject to C&B's approval.

        Exclusion of the Value of Certain Amounts of Cash From the Fee Calculation. The Board considered and evaluated the fee calculation methodology under the New Agreement in light of the new provision that excludes the value of any cash being managed by C&B which exceeds three percent (3%) of the value of the assets for which C&B provides advice to the Company. The Board concluded that the inclusion of this new provision was both reasonable and fair to the Company.

        Review of Fees Charged to C&B's Other Accounts. The Board reviewed the information provided by C&B with respect to the investment advisory fee charged to their other clients and accounts. The Board took into consideration that the advisory fee charged to the Company was below C&B's standard fee schedule and C&B's representation that the advisory fee charged to the Company was similar to the fee charged to other C&B's clients whose assets were of a similar amount.

        C&B's Profitability. The Board reviewed written materials provided by C&B regarding the estimated level of C&B's profitability on the investment advisory services it provided to the Company during the past year. C&B's profitability analysis took into account the estimated costs of providing the services to the Company as compared to the investment advisory fees derived from the Company for the services.

        Other Fees and Benefits Realized by C&B. The Board took into consideration C&B's confirmation that C&B (i) received no material payments from the Company other than those paid under the current investment advisory agreement; (ii) did not receive any indirect benefits in light of its relationship with the Company during the past year; and (iii) did not use (and, in the future, will not use) any commissions generated from Company portfolio transactions to pay for soft dollar products.

        Other Services Provided to the Company. The Board took into consideration C&B's confirmation that C&B does not provide any other services of a material nature to the Company other than the non-discretionary investment advisory services contemplated in the New Agreement.

        The Board's Conclusions With Respect to the Investment Advisory Fee and C&B's Profitability. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of C&B and other information deemed relevant by the Directors, the Board concluded that the investment advisory fee paid to C&B under the New Agreement and C&B's profitability on the advisory fees derived from its investment management services were fair and reasonable in relation to the cost and amount of the services C&B performed for the Company and supported the Board's approval of the New Agreement.

      Board Recommendation of the New Agreement. Based on its evaluation of each Material Factor and its conclusion with respect thereto (none of which the Board concluded was all-important, controlling or determinative of its decision as compared to the other Material Factors) at its meeting on March 16, 2005, the Board, including all of the Directors who are not interested persons of the Company or C&B, unanimously: (a) concluded that the terms of the New Agreement are fair and reasonable; (b) concluded that C&B's fees are reasonable in light of the services that C&B provides to the Company; and (c) agreed to approve the New Agreement for an initial term of two years and to recommend the approval of the New Agreement to shareholders.

      Shareholder Approval of the New Agreement. At the April 29, 2005 Annual Meeting of the Company, shareholders of the Company voted to approve the New Agreement.

INVESTMENT ADVISORY CONTRACT - SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

At a meeting of the Board of Directors held on March 16, 2005, the Board, including all of the Directors who are not interested persons of the Company or Schroder Investment Management North America Inc. ("Schroder"), unanimously approved an investment advisory agreement between the Company and Schroder (the "Schroder Agreement") and to recommend the approval of the Schroder Agreement to shareholders. When considering the approval of the Schroder Agreement, the Directors reviewed materials furnished by Schroder and considered the Board's fiduciary obligations and the standards to be used by the Board in reaching its decision. In preparation for its March 16, 2005 meeting, the Board requested and received written materials from Schroder. In addition, at the meeting, representatives from Schroder presented additional oral and written information to the Board to help the Board evaluate Schroder's fee, the quality of Schroder's investment advisory services and other aspects of the Schroder Agreement. The following is a list of the material factors ("Material Factors") considered by the Board in connection with its review of the terms of the Schroder Agreement: (a) the nature and quality of the services to be performed by Schroder to the Company; (b) historical investment performance of Schroder and its investment management personnel; and
(c) the proposed investment advisory fee to be paid to Schroder.

        The Board's Considerations With Respect to the Nature and the Quality of Schroder's Services. The following is a summary of the information that was evaluated by the Board when considering the nature and quality of the services to be performed by Schroder for the Company.

        Schroder's Current Operations and Organizational Structure. The Board reviewed Schroder's registration statement on Form ADV (Parts I and II) and information regarding the corporate structure of Schroder and its parent companies.

        Schroder's Investment Management Experience. The Board considered a description provided by Schroder of its experience managing pooled accounts similar to the Company, including a description of the nature and amount of Schroder's total client base and the amount of assets Schroder is currently managing. The Board also took into consideration that Schroder currently has three investment sub-advisory relationships with registered investment companies totaling approximately $10.4 billion as of December 31, 2004, including the management of $446 million in a domestic fixed-income mandate.

        Schroder's Investment Management Style and Investment Management Personnel. The Board reviewed information regarding the members of Schroder's investment team that will perform services for the Company, including a description of Schroder's compensation policy for its investment professionals. Further, the Board reviewed a detailed description of the investment management services to be provided by Schroder to the Company, which included a description of Schroder's core fixed income investment strategy and its individual bond selection process. In addition, the Board considered the oral presentations given by Schroder at its March 16, 2005, December 8, 2004 and October 21, 2004 meetings regarding the investment management philosophy that will be taken by Schroder in its management of the Company's fixed income portfolio and Schroder's experience providing investment advisory services of a similar nature to other clients and accounts. The Board also considered whether the hiring of Schroder could offer the Company's shareholders the potential for increased total return on the Company's assets that are allocated to fixed-income investments.

        Schroder's Compliance Program. The Board reviewed a description of Schroder's compliance program and a certification from Schroder's chief compliance officer certifying that Schroder is in compliance with Rule 206(4)-7 of the Investment Advisers Act, which requires advisers to adopt and implement written policies and procedures reasonably designed to prevent violation of the Advisers Act. Further, the Board reviewed information regarding Schroder's compliance department and the systems used by Schroder to ensure compliance with applicable laws. In addition, the Board reviewed information regarding the results of an internal audit on Schroder's operations that was performed during the past year. The Board also took into account Schroder's statement that it has not encountered any problems with the compliance program it has developed with respect to its clients' accounts.

        Insider Trading and Code of Ethics. The Board reviewed a description of the procedures Schroder currently has in place with regard to restricting its employees from trading on non-public information. In addition, the Board reviewed the Code of Ethics Schroder adopted pursuant to Rule 17j-1 under the 1940 Act and Schroder's description of the non-material violations of the Code during the past two calendar years.

        Regulatory Actions and Material Litigation. The Board considered Schroder's description of the litigation involving its firm over the past five years and Schroder's statements that it was not currently the subject of any threatened litigation, government investigation or administrative proceeding.

        Schroder's Brokerage Practices. The Board reviewed a description of Schroder's policies with respect to (i) seeking best execution; (ii) evaluating execution quality; (iii) allocating acquisitions of securities between Schroder's accounts; and (iv) allocation of brokerage among broker-dealers.

        Disaster Recovery Plan. The Board reviewed a summary of the disaster recovery plan Schroder has implemented to address emergency situations.

        Insurance Coverage. The Board reviewed information provided by Schroder regarding its insurance and fidelity bond coverage as it relates to the activities to be provided to the Company.

        The Director's Experience With Schroder. Certain of the Company's Directors have independent experience with Schroder and the quality of the investment management services it provides through their service on other Boards of Directors. Each of these Directors considered their past positive experiences with Schroder when analyzing the expected quality of the services to be performed by Schroder for the Company.

        The Board's Conclusions With Respect to the Nature and the Quality of Schroder's Services. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of Schroder and other information deemed relevant by the Directors, the Board concluded that the nature and quality of the services expected to be performed by Schroder supported the Board's approval of the Schroder Agreement.

        The Board's Considerations With Respect to the Historical Investment Performance of Schroder and Its Investment Management Personnel. The following is a summary of the information that was evaluated by the Board when considering the historical investment performance of Schroder and its investment management personnel.

        Schroder's Oral Presentation on its Historical Performance. The Board considered the oral presentation by representatives of Schroder with regard to the historical investment performance of Schroder's management of fixed-income portfolios for existing clients, which noted that Schroder's performance has historically been in the top 10% of similarly-situated investment advisers.


      The Director's Experience With Schroder. As stated above, certain of the Company's Directors have independent experience with Schroder through their service on other Boards of Directors. Each of these Directors considered their positive experiences with Schroder when analyzing the historical investment performance of Schroder.

        The Board's Conclusions With Respect to the Historical Investment Performance of Schroder and Its Investment Management Personnel. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of Schroder and other information deemed relevant by the Directors, the Board concluded that the historical investment performance of Schroder and its investment management personnel, considering both recent and long-term performance and comparative performance to similar investment advisers, supported the Board's approval of the Schroder Agreement.

        The Board's Considerations With Respect to the Proposed Investment Advisory Fee to be Paid to Schroder. The following is a summary of the information that was evaluated by the Board when considering the proposed investment advisory fee to be paid to Schroder under the Schroder Agreement in relation to the expected costs and benefits received by Schroder in the performance of its investment management services.

        Contractual Advisory Fee. The Board reviewed the advisory fee rate payable to Schroder by the Company under the Schroder Agreement in relation to the amount of the Company's assets that Schroder is expected to manage and the expected costs of providing the investment management services required by the Schroder Agreement. Through its discussions with representatives of Schroder, the Board evaluated whether Schroder expected to experience any economies of scale as a result of its management of the Company's assets and, if so, whether such benefit should be shared with the Company's shareholders. As a result of these discussions, which included analysis of the relatively small amount of assets Schroder is expected to manage for the Company (approximately $8 million) and the fact that the amount of such assets will generally not materially increase over time due to the fact that the Company does not offer to sell its shares to the public, the Board determined that no material economies of scale would be realized by Schroder through its relationship with the Company.

        Potential for "After Fee" Return. Based on Schroder's historical investment performance and information included in Schroder's oral presentation, the Board considered the potential benefit of hiring Schroder (and paying

Schroder an investment advisory fee) versus the Board continuing to manage the Company's fixed-income portfolio and not paying an advisory fee. When evaluating this potential benefit, the Board took into account that Schroder's goal in managing the Company's fixed-income portfolio was to exceed the Company's benchmark by at least 1.00%, which, if achieved, would provide the Company with a potential benefit of 0.70% after the payment of the advisory fee to Schroder.

        Review of Fees Charged to Schroder's Other Accounts. The Board reviewed the information provided by Schroder with respect to the investment advisory fee charged to their other clients and accounts for similar services. The Board took into consideration that the advisory fee charged to the Company was below Schroder's standard fee schedule for clients of a similar asset size and investment mandate.

        Other Fees and Benefits Realized by Schroder. The Board took into consideration that Schroder will not use any commissions generated from Company portfolio transactions to pay for soft dollar products, and that the Company does not anticipate Schroder receiving any other fees, including affiliated brokerage fees, from the Company other than the advisory fees received under the Schroder Agreement.

        Other Services Expected to Be Provided to the Company. The Board took into consideration that the Company does not anticipate Schroder providing any services of a material nature to the Company other than the investment advisory services contemplated in the Schroder Agreement.

        The Board's Conclusions With Respect to the Proposed Investment Advisory Fee to be Paid to Schroder. In light of its analysis of and deliberations on the information set forth above, its oral discussions with representatives of Schroder and other information deemed relevant by the Directors, the Board concluded that the proposed investment advisory fee to be paid to Schroder under the Schroder Agreement in relation to the expected costs and benefits received by Schroder in the performance of its investment management services was fair and reasonable and supported the Board's approval of the Schroder Agreement.

        Board Recommendation of the Schroder Agreement. Based on its evaluation of each Material Factor and its conclusion with respect thereto (none of which the Board concluded was all-important, controlling or determinative of its decision as compared to the other Material Factors) at its meeting on March 16, 2005, the Board, including all of the Directors who are not interested persons of the Company or Schroder, unanimously: (a) concluded that the terms of the Schroder Agreement are fair and reasonable; (b) concluded that Schroder's fee is fair and reasonable in light of the expected quality of the services that Schroder is expected to provide to the Company; and (c) agreed to approve the Schroder Agreement for an initial term of two years and to recommend the approval of the Schroder Agreement to shareholders.

        Shareholder Approval of the Schroder Agreement. At the April 29, 2005 Annual Meeting of the Company, shareholders of the Company voted to approve the Schroder Agreement.

         COMPENSATION. The Company pays each Director who is not a salaried officer an annual fee and a fee for each meeting of the Board and each meeting of the Executive Committee and Audit Committee actually attended. Aggregate remuneration for all officers and directors as a group (7 persons) during the year was $189,200, including $53,025 paid to directors who were not salaried officers of the Company. The Company rented office space from Mr. Mather's employer, Mather & Co., for an annual rent of $6,800. The Board, with Mr. Mather abstaining, approved such rental payments as being in the Company's best interests.



         The aggregate compensation paid by the Company to each of its directors and each of the three highest paid executive officers who received more than $60,000 for the fiscal year ended December 31, 2004 is set forth in the table below. None of the Company's directors is a director of any other investment company in a "fund complex" with the Company (that is, an investment company held out to investors as being related to the Company and that receives investment advisory services from the Company's investment adviser or any affiliated person of the Company's investment adviser) and, therefore, the column for compensation paid by the Company and a fund complex is omitted.




                                                       Pension or Retirement
                           Aggregate Compensation    Benefit Accrued as Part of    Estimated Annual Benefits
     Name                     from the Company            Company Expenses              Upon Retirement
----------------------     ----------------------    --------------------------    -------------------------
Charles E. Mather, III          $73,575 1/                       $0                           $0
                                        -
Herbert S. Riband, Jr.          $14,000                          $0                           $0

Jonathan D. Scott               $11,025                          $0                           $0

Shaun F. O'Malley               $14,700                          $0                           $0

Peter Bedell                    $10,325                          $0                           $0


         1/ Mr. Mather receives no compensation for serving as director of the Company.





     Code of Ethics. The Company and its investment advisers, Cooke & Bieler, L.P., and Schroder Investment Management, North America, Inc., have adopted Codes of Ethics pursuant to Rule 17j-1. The Company's Code does not prohibit the investment by persons subject to the Code in securities that may be purchased by the Company. However, any such purchase is subject to preclearance procedures. The Codes are on file with, and available to the public from the Securities and Exchange Commission.




PROXY VOTING POLICY. The following is the Proxy Voting Policy (the "Policy") of The Finance Company of Pennsylvania (the "Company"). The purpose of the Policy is to set forth the process by which the Company will vote proxies related to the assets in its investment portfolio (the "portfolio securities"). The Policy may be amended only by the Board. The Board shall review the Policy at its discretion, and make any revisions thereto as deemed appropriate.


Proxy Voting Policy. The Company's Policy is to vote all proxies for portfolio securities in a manner considered by the Board to be in the best interest of the Company and its shareholders without regard to any benefit to any other person or entities. In furtherance of this Policy, the Board may delegate the authority and responsibility to vote all proxies related to the Company's portfolio securities to one of its members (the "Designee") subject to the general oversight responsibilities of the entire Board.

The Policy of the Company is to examine each proxy proposal and vote against the proposal when, in its judgment, approval or adoption of the proposal would be expected to adversely impact the current or potential market value of the issuer's securities or the best interests of the Company's shareholders. The Company determines the best interests of its shareholders in light of the potential economic return on the Company's investment.

On occasions when the Board determines that the cost associated with the attempt to vote a particular proxy outweighs the potential benefits shareholders may derive from voting; including voting foreign proxies, the Board may decide not to attempt to vote such proxy.

Conflicts of Interest. Because the responsibility for voting all proxies related to the Company's portfolio securities is retained by the Board, the Company does not foresee any instance in which a proxy proposal would present a material conflict of interest between the Company and/or its Board and the Company's shareholders. Nevertheless, if a Designee has any relationship with a party making a proposal or there is any other matter known to such Designee that would reasonably be considered to create the potential for a material conflict of interest between such Designee and the Company's shareholders, the Designee is required to disclose such fact to the Board. If it is determined that a Designee has a material conflict of interest with respect to a given proposal, the Board will designate another member of the Board as its Designee for the purpose of voting on such proposal or will vote on such proposal in accordance with the recommendations provided by an independent unaffiliated proxy firm (e.g., Institutional Shareholder Services). In the unlikely instance that the Board determines that a proxy proposal presents a material conflict of interest between the Company and its shareholders, the Board will vote such proxies in accordance with the recommendations provided by an independent unaffiliated proxy firm.


Proxy Voting Record. The Company is required to disclose annually the Company's complete proxy voting record on Form N-PX. The filing of Form N-PX will cover the period from July 1, 2004 through June 30, 2005, and will be filed no later than August 31, 2005. Once filed, Form N-PX for the Company will be available upon request by calling 1-215-351-4778 (you may call collect) or by writing to the Company at The Finance Company of Pennsylvania, Public Ledger Building, Suite 630, 150 South Independence Mall West Philadelphia, Pennsylvania 19106. The Company's Form N-PX will also be available on the SEC's website at www.sec.gov.



Item 13.          Control Persons and Principal Holders of Securities



                  As of April 18, 2005, the following stockholders were beneficial owners, having voting and investment power, or sharing voting and investment power, of more than 5% of the capital stock of the Company.

TITLE OF                          NAME AND ADDRESS OF BENEFICIAL OWNER                           NO. OF               PERCENT OF
CLASS                                                                                            SHARES               CLASS
--------          ----------------------------------------------------------------               ------               ----------
Common            PNC Bank, sole trustee of various trusts, P.O. Box 7648,                       28,936               59.25%
                  Philadelphia, PA 19101

Common            PNC Bank, as co-trustee, custodian or adviser/agent of other                    4,907               10.05%
                  accounts, P. O. Box 7648, Philadelphia, PA 19101



                  While PNC Bank has the power to vote over 25% of the Company's outstanding shares and this falls within the definition of "control person," it may exercise the voting power only as a fiduciary to the many individual trusts of which it is trustee or co-trustee. Accordingly, the Company does not believe PNC Bank is actually a controlling person.


                  Management Ownership. As of 4-18-05, the aggregate amount of shares owned by the officers and directors of the Company is less than 1%.



Item 14.          Investment Advisory and Other Services




Cooke & Bieler, L.P. ("C&B"), which is located at 1700 Market Street, Suite 3222, Philadelphia, Pennsylvania, 19103, acts as an investment adviser (without investment discretion) to the Company pursuant to an investment advisory agreement dated April 29, 2005. C&B is retained to furnish reports, statistical and research services, and advise and make recommendations with respect to the Company's portfolio of equity securities and investments. C&B is a Pennsylvania limited partnership. The general partner of C&B is CBGP, LLC, a Pennsylvania limited liability company, the managers of which are Kermit Eck, John P. McNiff and Michael M. Meyer, each of whom is a limited partner of C&B. The sole member of CBGP, LLC is C&B Partner, L.P., which also is a limited partner of C&B. John
P. McNiff is the general partner of C&B Partner, L.P.

As compensation for its services, the Company pays C&B an investment advisory fee at an annual rate of fifty basis points (0.50%) (the "Fee"). The Fee is payable monthly in arrears on the last day of each month. The Fee is determined based upon the value of the assets of the Company C&B is managing at the end of the month immediately preceding the date of payment (the "Portfolio Value"). For purposes of calculating the Fee, Portfolio Value equals the market value of such assets, including cash (except as excluded below), which is computed in the same manner as that used to establish the net asset value of the Company's shares, except as noted in the following sentence. The following are excluded when calculating Portfolio Value: (a) the value of the holdings of the Company at the applicable dates in PNC Bank Corp. (formerly PNC Financial Corporation), Pennsylvania Warehousing & Safe Deposit Company, Penn Virginia Corporation, Exxon Mobil Corporation, their successors, United States Treasury Notes, the Artisan International Fund, a portfolio of Artisans Fund, Inc., Harbor International Fund, a series of Harbor Fund, and fixed income securities; (b) the value of any cash being managed by C&B which exceeds three percent (3%) of the Portfolio Value at the applicable dates; (c) the value of the holdings of the Company at the applicable dates in such other companies as may be mutually agreed upon by the Company and C&B; and (d) the amount of any accrued liability for the payment of taxes on the net gains from the sales of the Company's portfolio securities. The exclusion of the holdings listed above is appropriate as they are all holdings either without any regular trading market or without an active regular market and/or with respect to each of which the officers and directors of the Company have particularly close knowledge.

                     The total dollar amount paid by the Company to C&B under the investment advisory agreement for the last three fiscal years (2002, 2003 and 2004) was $93,376, $91,434 and
                     104,625, respectively.

                     Schroder Investment Management North America Inc. ("Schroder"), which is located at 875 Third Avenue, 22nd Floor, New York, NY 10022, acts as an investment adviser to the Company pursuant to an investment advisory agreement dated April 29, 2005. Schroder is retained to provide the Company investment research, advice and supervision and to continuously furnish a fixed income investment program for the Company's portfolio of fixed income securities and investments. Schroder is a Delaware corporation and a wholly-owned subsidiary of Schroder U.S. Holdings Inc. ("Schroder US"), which, in turn, is a wholly-owned subsidiary of Schroder International Holdings ("SIH"). SIH is a wholly-owned subsidiary of Schroder Administration Limited ("SAL"), which, in turn, is a wholly-owned subsidiary of Schroder Holdings plc. ("Schroder Holding"). Schroder Holding is a wholly-owned subsidiary of Schroders plc. ("Schroders plc."), which is a publicly-owned holding company organized under the laws of England. Approximately 47% of the voting capital of Schroders plc. is owned by the Schroder family.

                     As compensation for its services, the Company pays Schroder an investment advisory fee at an annual rate of 0.30% (30 basis points) of the value of the Company's assets entrusted to Schroder. Schroder's investment advisory fee is payable monthly in arrears on the last day of each month.

                     The investment advisory agreements between the Company and C&B and the Company and Schroder, each dated April 29, 2005, are scheduled to continue in effect for an initial two year term, and may be continued from year to year thereafter if approved by a majority vote of the Directors, including a majority vote of such Directors who are not interested persons of the Company or, as applicable, C&B or Schroder, cast in person at a meeting called for the purpose of voting on such approval or as otherwise required by the Investment Company Act of 1940, as amended (the "1940 Act"). Each agreement can be terminated at any time and without penalty by the investment adviser on at least 30 days' written notice and by the Company upon a vote of its Board or upon the affirmative vote of a majority of the Company's outstanding voting securities. Each agreement also will terminate automatically upon its assignment, as such term is defined in the 1940 Act.



Item 15. Portfolio Managers


                This section includes information about the Company's portfolio managers, including information about other accounts they manage, the dollar range of Company shares they own (if any) and how they are compensated.

                Cooke & Bieler, L.P.

            The following information supplements, and should be read in conjunction with, the section in the Prospectus discussing the portfolio managers of Cooke & Bieler, L.P. The following portfolio managers of Cooke & Bieler, L.P. provide advice and recommendations with respect to the Company's portfolio of equity securities and investments: Messrs. Kermit S. Eck, Michael
M. Meyer, James R. Norris, Edward W. O'Connor, R. James O'Neil and Mehul Trivedi (together, the "Portfolio Managers").

            Management of Other Accounts. As of the Company's most recent fiscal year ended December 31, 2004, each of the Portfolio Managers managed a total of five registered investment companies totaling $1.1 billion in assets. They each also managed 203 other accounts totaling $3.8 billion. For one of the other accounts (i.e., a non-registered investment company) totaling $129 million in assets, the investment advisory fee is based on the account's performance.

            Material Conflicts. The Portfolio Managers face inherent conflicts of interest in their day-to-day management because they manage multiple accounts. For instance, to the extent that the Portfolio Managers manage accounts with different investment strategies, they may from time to time be inclined to purchase securities, including initial public offerings, for one account but not for another account. Additionally, some of the accounts managed by Portfolio Managers have different fee structures, including performance fees, which are or have the potential to be higher or lower, in some cases significantly higher or lower, than the fees paid by the Company. This difference in fee structure may provide an incentive to the Portfolio Managers to allocate more favorable trades to the higher paying accounts.

            To minimize the effects of these inherent conflicts of interest, C&B has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the potential conflicts associated with managing portfolios for multiple clients and ensure that all clients are treated fairly and equitably. Additionally, C&B minimizes inherent conflicts of interest by assigning Portfolio Managers to accounts having similar objectives. Accordingly, security block purchases are allocated to all accounts with similar objectives in proportionate weightings.

            Compensation. As of the Company's most recent fiscal year ended December 31, 2004, the Portfolio Managers were compensated using similar compensation structures among all accounts managed. They each received a fixed cash salary and an annual bonus from a bonus pool based on the pre?tax performance of individual securities selected by the Portfolio Managers. C&B measures performance of securities against the S&P 500 Index and the Russell 1000 Value Index for the Large Cap Value strategy accounts. Bonus allocations are determined by an annual peer review process conducted by the investment team. Allocations vary depending primarily on the four?year rolling investment results attributed to each individual security. The Portfolio Managers also receive a fixed deferred compensation. Partners of Cooke & Bieler receive a return proportionate to their investment based upon the firm's overall success.

            Beneficial Ownership in the Company. As of the Company's most recent fiscal year ended December 31, 2004, the Portfolio Managers did not beneficially own any securities of the Company.

                Schroder Investment Management North America Inc. ("Schroder")


The following information supplements, and should be read in conjunction with, the section in the Prospectus discussing the portfolio managers of Schroder. The following portfolio managers of Schroder are primarily responsible for making investment decisions for the Company's portfolio of fixed income securities and investments: David Baldt, Daniel Scholl, Susan Beck and Ted Manges.


Other Accounts Managed. The following table shows information regarding other accounts managed by the portfolio managers of the Company, as of December 31, 2004:

                                                            Number of           Total Assets in
                                                            Accounts where      Accounts where
                                                            Advisory Fee is     Advisory Fee is
                        Number of      Total Assets in      Based on Account    Based on Account
                        Accounts       Accounts             Performance         Performance
Registered                  3              578,019,778            None                None
Investment
Companies*

Other Pooled              None               None                 None                None
Investment Vehicles

Other Accounts            182            2,381,339,239            None                None

*The three registered investment companies referred to in the above table are funds that invest primarily in tax-exempt municipal bonds.

Material Conflicts of Interest. Whenever a portfolio manager of the Company manages other accounts, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Company and the investment strategy of the other accounts. For example, in certain instances, a portfolio manager may take conflicting positions in a particular security for different accounts, by selling a security for one account and continuing to hold it for another account. In addition, the fact that other accounts require the portfolio manager to devote less than all of his or her time to the Company may be seen itself to constitute a conflict with the interest of the Company.

A portfolio manager may also execute transactions for another fund or account at the direction of such fund or account that may adversely impact the value of securities held by the Company. Securities selected for funds or accounts other than the Company may outperform the securities selected for the Company. Finally, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, the Company may not be able to take full advantage of that opportunity due to an allocation of that opportunity across all eligible funds and accounts. Schroders' policies, however, require that portfolio managers allocate investment opportunities among accounts managed by them in an equitable manner over time.

The structure of a portfolio manager's compensation may give rise to potential conflicts of interest. A portfolio manager's base pay tends to increase with additional and more complex responsibilities that include increased assets under management, which indirectly links compensation to sales.

Schroders has adopted certain compliance procedures that are designed to address these, and other, types of conflicts. However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

Compensation. Each portfolio manager is paid in a combination of base salary and annual discretionary bonus, as well as the standard retirement, health and welfare benefits available to all Schroders employees. Base salary of Schroders employees is determined by reference to the level of responsibility inherent in the role and the experience of the incumbent, and is benchmarked annually against market data to ensure competitive salaries. Each portfolio manager's base salary is fixed and is subject to an annual review and will increase if market movements make this necessary or if there has been an increase in his or her responsibilities.

            Each portfolio manager's bonus is based in part on performance. Discretionary bonuses for portfolio managers are determined by a number of factors. At a macro level the total amount available to spend is a function of the compensation to revenue ratio achieved by Schroders globally. Schroders then assesses the performance of the division and of a management team to determine the share of the aggregate bonus pool that is spent in each area.
This focus on "team" maintains consistency and minimizes internal competition that may be detrimental to the interests of Schroders' clients. For individual portfolio managers, Schroders assesses the performance of their funds relative to competitors and to the relevant benchmark over one and three year periods, the level of funds under management and the level of performance fees generated. Each portfolio manager's performance is compared to an appropriate benchmark for the purpose of determining his or her bonus. Performance is evaluated for each quarter, year and since inception of the fund. No portfolio manager's compensation for other accounts he or she manages is based upon account performance.

            Schroders also reviews "softer" factors such as leadership, innovation, contribution to other parts of the business and adherence to corporate values of excellence, integrity, teamwork, passion and innovation. In some cases, part of an employee's bonus may be deferred in the form of Schroders plc stock. This stock vests over a period of three years and ensures that the interests of the employee are aligned with those of the shareholder.

Beneficial Ownership in the Company. As of the Company's most recent fiscal year ended December 31, 2004, the portfolio managers did not beneficially own any securities of the Company.




Item 16.             Brokerage Allocation and Other Practices


                     The Company's investment advisers are responsible for implementing decisions for the purchase and sale of portfolio securities, including the negotiation of commissions and the allocation of principal business and portfolio brokerage. Purchases and sales of securities on a stock exchange or certain riskless principal transactions placed on NASDAQ are typically effected through brokers who charge a commission for their services. Purchases and sales of fixed income securities may be transacted with the issuer, the issuer's underwriter, or a dealer. The Company does not usually pay brokerage commissions on purchases and sales of fixed income securities, although the price of the securities generally includes compensation, in the form of a spread or a mark-up or mark-down, which is not disclosed separately. The prices the Company pays to underwriters of newly-issued securities usually include a commission paid by the issuer to the underwriter. Transactions placed through dealers who are serving as primary market makers reflect the spread between the bid and asked prices.



                     During the past year the Company engaged in a number of brokerage transactions in the ordinary course of business with respect to its investments. Brokerage commissions in connection with the purchase and sale of securities for the Company's portfolio during the years 2002, 2003 and 2004 amounts to $13,299, $16,000 and $11,547 respectively. Although Cooke & Bieler, L.P. may not use commissions paid on Company portfolio transactions to obtain brokerage or research services, Cooke & Bieler has advised the Company that certain brokers who receive commissions from the Company make statistical and research services available to Cooke & Bieler. Such services consist of items such as basic reports on specific companies, quarterly updates on specific companies, statistical analyses of a specific industry, reports on the outlook for a particular industry, economic analyses of the domestic and foreign economies and analyses of standard portfolios (for example, diversification and beta factors) and reports of economic statistics. To the extent that they have value, these services may benefit not only the Company but also Cooke & Bieler and its other clients. However, the expenses of the Company will not necessarily be reduced as a result of the receipt of such services. The Company has been further advised that it is the policy of Cooke & Bieler to recommend for transactions of the Company those brokers who in its judgment will provide the best price and execution. In reaching its decision, Cooke & Bieler considers such factors as the rate of commission to be paid by the Company with rates paid by other institutional investors, the price of the security, the size, type and difficulty of the transaction and the brokers' general execution and operational facilities. Consistent with the overall policy of obtaining the best price and execution, the Company may from time to time pay brokerage commissions in excess of those which another broker might have charged in effecting the same transaction in recognition of the value of research services provided by the broker.

Item 17.          Capital Stock and Other Securities

                  The only class of capital stock authorized by the Company is Common Stock.



                  The following information applies to the common stock:

                  (1) Dividend rights: each share has equal dividend rights, such rights to be determined by the Board of Directors.

                  (2) Voting rights: one vote per share, cumulative voting for election of directors.

                  (3) Liquidation rights: each share has equal liquidation rights, pro rata, after payment of all liabilities.

                  (4) Preemptive rights: holders shall have preemptive rights in any issue for cash.

                  (5)      Conversion rights: none.

                  (6) Redemption provisions: See Items 6 of Part A and 18 of Part B.

                  (7)      Sinking fund provisions: none.

                  (8)      Liability to further calls or assessment: none.

Item 18.          Purchase, Redemption, and Pricing of Shares

                  The redemption price for shares upon written request will be the net asset value per share as next computed after receipt of such request in good order by the Company. Payment for shares redeemed will be made typically within several days after receipt, if in good order, but no later than seven days after the valuation date.

                  Shares are generally redeemed for cash, but under certain circumstances may be redeemed in kind. In either event, the redemption will be a taxable event to a shareholder, and thus could result in a capital gain, capital loss, or, in certain cases, ordinary income to the shareholder. Shareholders are urged to consult their tax advisors as to the tax consequences of the redemption in their particular circumstances.

                  The Company may follow the practice of distributing selected appreciated securities to meet redemptions of certain shareholders and may, within certain limits, use the selection of securities distributed to meet such redemptions as a tax efficient management tool. By distributing appreciated securities the Company can reduce its position in such securities without realizing capital gains. Since the Company does not distribute its shares, the distribution of portfolio securities also enables the Company to avoid the forced sales of securities to raise cash for meeting redemptions. The Company has adopted a policy of meeting shareholder redemptions in part through the distribution of readily marketable securities. A redeeming shareholder of the Company who received securities would incur no more or less taxable income than if the redemption had been paid in cash.

                     The Company will only distribute readily marketable securities, which would be valued pursuant to the Company's valuation procedures. However, a shareholder will incur brokerage charges and other costs and may be exposed to market risk in selling the distributed securities.

                     The net asset value per share is computed by dividing the total value of the assets of the Company, less its liabilities, by the total number of outstanding shares. Computations are made in accordance with generally accepted accounting principles, valuing each listed security at its last sale price on the day on which the determination is made, or if no price is available, the latest bid price is used. Securities traded over-the-counter are valued at the mean of the latest available bid and asked prices. Securities for which quotations are not readily available, restricted securities and other assets are valued at fair value as determined in good faith by the Board of Directors. Securities listed on the NASDAQ National Market System are valued in accordance with the NASDAQ official closing price.

Item 19.             Taxation of the Fund

                     The Company has elected to be taxed as a regulated investment company meeting the requirements of the Internal Revenue Code. As such, the Company has adopted the policy of paying out in dividends each year substantially all net investment income. Consistent with existing policy, the Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders. Each year the Company advises its stockholders of the amount of capital gains taxes paid which is attributable to them, and they may claim a credit for this amount on their federal income tax returns.

Item 20.             Underwriters -  NOT APPLICABLE.

Item 21.             Calculation of Performance Data

                     The Company does not advertise performance data.

Item 22. Financial Statements - The required financial statements are included in a separate section following this item.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Finance Company of Pennsylvania

We have audited the accompanying statement of assets and liabilities of The Finance Company of Pennsylvania (the "Company"), including the portfolio of investments, as of December 31, 2004, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the condensed financial information for each of the five years in the period then ended. These financial statements and the condensed financial information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the condensed financial information are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned at December 31, 2004, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of The Finance Company of Pennsylvania as of December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the condensed financial information for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
January 28, 2005

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2004

ASSETS
INVESTMENTS-AT MARKET OR FAIR VALUE (NOTE 1):
     SHORT TERM INVESTMENTS (IDENTIFIED COST
           $3,168,632)................................  $ 3,168,632
     U.S. TREASURY NOTES & BONDS (IDENTIFIED COST
           $5,815,003)................................    5,952,014
     COMMON STOCKS & MUTUAL FUNDS (IDENTIFIED COST
           $13,121,077) INCLUDING AFFILIATE (NOTE
           2).........................................   50,973,363
                                                        -----------
                TOTAL INVESTMENTS.....................   60,094,009
CASH..................................................       73,059
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE.............      122,571
RECEIVABLE FOR SECURITIES SOLD AND PREPAID EXPENSES...       22,354
OTHER ASSETS..........................................           --
                                                        -----------

                TOTAL.................................   60,311,993
                                                        -----------
LIABILITIES
ACCRUED EXPENSES AND TAXES (NOTE 1)...................      683,052
PAYABLE FOR REDEMPTIONS...............................       30,503
DIVIDENDS PAYABLE.....................................    1,033,892
                                                        -----------

                TOTAL.................................    1,747,447
                                                        -----------
NET ASSETS
NET ASSETS (WITH INVESTMENTS AT MARKET OR FAIR VALUE)
     EQUIVALENT TO $1,198.28 PER SHARE ON SHARES OF
     48,874 $10 PAR VALUE CAPITAL STOCK OUTSTANDING AT
     DECEMBER 31, 2004 (AUTHORIZED 232,000 SHARES)....  $58,564,546
                                                        ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 2004
                         SHORT TERM SECURITIES -- 5.27%

     Face Value/
  Principal Amount
  ----------------
      1,898,658         BLACKROCK FED FUND #30............  $1,898,658   $1,898,658
      1,259,973         BLACKROCK FED. SEC. FUND #11......   1,259,974    1,259,974
         10,000         BLACKROCK TREAS. TRUST FUND #62...      10,000       10,000
                                                            ----------   ----------
                                TOTAL.....................   3,168,632    3,168,632
                                                            ----------   ----------

                     U.S. TREASURY NOTES AND BONDS -- 9.90%

                                                                        Aggregate
                                                                          Quoted
      Principal                                           Identified   Market Price
       Amount                                                Cost        (Note 1)
---------------------                                     ----------   ------------
        500,000         U.S. TREASURY NOTES 6 1/2%
                             DUE 5/15/05................     499,867       507,188
        500,000         U.S. TREASURY NOTES 6 3/4%
                             DUE 5/15/05................     501,493       507,656
      1,000,000         U.S. TREASURY NOTES 5 5/8%
                             DUE 2/15/06................     992,862     1,030,937
      1,000,000         U.S. TREASURY NOTES 5 5/8%
                             DUE 5/15/08................   1,021,829     1,072,500
        750,000         U.S. TREASURY NOTES 5 5/8%
                             DUE 5/15/08................     796,525       804,375
      2,000,000         U.S. FEDERAL HOME LOAN BANK BOND
                             5.4% DUE 5/15/08...........   2,002,427     2,029,358
                                                          ----------    ----------
                                TOTAL...................   5,815,003     5,952,014
                                                          ----------    ----------

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                               DECEMBER 31, 2004

                            COMMON STOCKS -- 84.83%

                                                                          Aggregate
       Number                                                               Quoted
         of                                                 Identified   Market Price
       Shares                                                  Cost        (Note 1)
---------------------                                       ----------   ------------
                        PETROLEUM AND MINING -- 10.64%
       116,806          EXXON MOBIL CORP. ................  $  154,159   $ 5,987,475
        10,000          PENN VIRGINIA CORP................       2,291       405,700
                                                            ----------   -----------
                                TOTAL.....................     156,450     6,393,175
                                                            ----------   -----------
                        BANKING, INSURANCE AND FINANCIAL
                        HOLDING COMPANIES -- 35.29%
       340,613          PNC FINANCIAL SERVICES GROUP
                             INC. ........................     205,813    19,564,811
        20,000          MARCH & MCLENNAN COMPANIES INC. ..     262,439       658,000
        20,000          STATE STREET CORP. ...............     152,542       982,400
                                                            ----------   -----------
                                TOTAL.....................     620,794    21,205,211
                                                            ----------   -----------
                        MANUFACTURING AND DIVERSIFIED -- 18.96%
        17,000          ACUITY BRANDS, INC. ..............     204,876       540,600
        12,900          ARAMARK CORP. CLASS B.............     346,985       341,979
           200          BERKSHIRE HATHAWAY B..............     449,324       587,200
         7,000          COLGATE-PALMOLIVE CO. ............     348,720       358,120
         5,800          COMPUTER SCIENCES CORP. ..........     197,432       326,946
        24,000          DOVER CORP. ......................     215,644     1,006,560
        18,000          DOW CHEMICAL CO. .................     116,337       891,180
         6,900          EMERSON ELECTRIC CO. .............     104,932       483,690
        18,000          HARTE HANKS INC. .................     280,474       467,640
        22,500          HASBRO INC. ......................     271,125       436,050
        10,000          INT'L BUSINESS MACHINES CORP. ....     256,675       985,800
        10,800          JONES APPAREL GROUP...............     372,918       394,956
        11,800          KIMBERLY-CLARK CORP. .............     563,144       776,558
         8,700          MANPOWER INC. ....................     410,055       420,210
        16,700          MICROSOFT CORP. ..................     427,591       446,224
           357          NEENAH PAPER CO. .................       9,448        11,638
        20,500          PALL CORPORATION..................     419,512       593,475
        24,000          PITNEY BOWES INC. ................     750,286     1,110,720
        22,500          SNAP-ON INC. .....................     630,468       773,100
        32,000          STEELCASE INC. CL A...............     386,240       442,880
                                                            ----------   -----------
                                TOTAL.....................   6,762,186    11,395,526

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                               DECEMBER 31, 2004

                           COMMON STOCKS -- CONCLUDED

                                                                                 Aggregate
                                                                                   Quoted
       Number                                                                      Market
         of                                                       Identified       Price
       Shares                                                        Cost         (Note 1)
---------------------                                             -----------   ------------
                        DRUGS AND PHARMACEUTICALS -- 5.42%
       10,500           ABBOTT LABORATORIES INC. ...............  $   348,694   $   489,825
        7,500           BECTON DICKINSON & CO. .................      210,697       426,000
       16,000           BRISTOL-MYERS SQUIBB CO. ...............      394,711       409,920
       10,000           HCA.....................................      379,580       399,600
        1,050           HOSPIRA.................................       24,022        35,175
       16,000           JOHNSON AND JOHNSON.....................       88,070     1,014,720
        1,567           MEDCO HEALTH SOLUTIONS..................        7,833        65,187
       13,000           MERCK & CO. INC. .......................      138,569       417,820
                                                                  -----------   -----------
                                                                    1,592,176     3,258,247
                                                                  -----------   -----------
                        ADVERTISING & COMMUNICATIONS -- 4.29%
       13,000           COMCAST CORP. CLASS A SPECIAL...........      390,260       426,920
       40,000           INTERPUBLIC GROUP OF COMPANIES INC. ....      531,330       536,000
       20,000           VERIZON COMMUNICATIONS INC..............      178,287       810,200
       10,800           VIACOM INC. CLASS B.....................      413,708       393,012
       15,000           VODAPHONE GROUP PLC.....................      421,344       410,700
                                                                  -----------   -----------
                                                                    1,934,929     2,576,832
                                                                  -----------   -----------
                        FOOD/RETAIL MERCHANDISING -- 3.23%
       18,000           COCA-COLA CO. ..........................       21,581       749,520
       18,100           MCDONALDS CORP. ........................      245,966       580,286
       15,500           WENDYS INTERNATIONAL INC. ..............      266,213       608,530
                                                                  -----------   -----------
                                                                      533,760     1,938,336
                        ENERGY -- 1.05%
       25,000           DUKE ENERGY CORP. ......................      449,383       633,250
                                                                  -----------   -----------
                        INTERNATIONAL -- 2.56%
       34,153           ARTISAN INTERNATIONAL FUNDS.............      500,000       756,148
       18,255           VANGUARD TOTAL INT'L STOCK INDEX FD. ...      500,000       779,482
                                                                  -----------   -----------
                                                                    1,000,000     1,535,630
                                                                  -----------   -----------
                        DIVERSIFIED HOLDING -- 3.39%
          732           PENNSYLVANIA WAREHOUSING AND SAFE
                             DEPOSIT COMPANY (NOTE 2)...........       71,399     2,037,156
                                                                  -----------   -----------
                                TOTAL COMMON STOCKS.............   13,121,077    50,973,363
                                                                  -----------   -----------
                                TOTAL INVESTMENTS...............  $22,104,711   $60,094,009
                                                                  ===========   ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

INVESTMENT INCOME:
     INCOME:
           DIVIDENDS (INCLUDING DIVIDENDS FROM
                AFFILIATE -- NOTE 2)....................   $1,438,974
           INTEREST.....................................      290,286
                                                           ----------
                TOTAL...................................    1,729,260
     EXPENSES:
           AUDITING & ACCOUNTING...........  $    66,585
           COMPENSATION....................      136,175
           COMPLIANCE FEES.................       11,850
           CUSTODIAN.......................       13,980
           DIRECTORS' FEES.................       57,400
           INSURANCE.......................       29,633
           INVESTMENT ADVISORY FEES
             (NOTE 6)......................      104,625
           LEGAL...........................       65,488
           TAXES OTHER THAN INCOME TAXES...       29,268
           OTHER OFFICE AND
             ADMINISTRATIVE................       41,827
                                             -----------
                TOTAL...................................      556,831
                                                           ----------
     NET INVESTMENT INCOME..............................    1,172,429
                                                           ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  (NOTE 4):
     REALIZED GAIN FROM SECURITY
           TRANSACTIONS (EXCLUDING
           SHORT-TERM INVESTMENTS):
           PROCEEDS FROM SALES.............  $ 5,023,563
           COST OF SECURITIES SOLD.........    2,574,264
                                             -----------
                NET REALIZED GAIN.......................    2,449,299
     UNREALIZED APPRECIATION OF
        INVESTMENTS:
           AT JANUARY 1, 2004..............  $36,849,038
           AT DECEMBER 31, 2004............   37,989,297
                                             -----------
     INCREASE IN NET UNREALIZED APPRECIATION............    1,140,259
                                                           ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.........    3,589,558
CAPITAL GAINS TAX PAYABLE ON BEHALF OF SHAREHOLDERS
    (NOTE 1)............................................     (659,772)
                                                           ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS....   $4,102,215
                                                           ==========

                       SEE NOTES TO FINANCIAL STATEMENTS

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                               2004          2003
                                            -----------   -----------
INCREASE (DECREASE) IN NET ASSETS FROM:
  OPERATIONS:
     NET INVESTMENT INCOME................  $ 1,172,429   $ 1,226,342
     NET REALIZED GAIN ON INVESTMENTS.....    2,449,299     1,862,253
     INCREASE IN NET UNREALIZED
        APPRECIATION ON INVESTMENTS.......    1,140,259     8,028,208
     CAPITAL GAINS TAX PAYABLE ON BEHALF
        OF SHAREHOLDERS (NOTE 1)..........     (659,772)     (490,207)
                                            -----------   -----------
     NET INCREASE IN NET ASSETS RESULTING
        FROM OPERATIONS...................    4,102,215    10,626,596
     UNDISTRIBUTED INVESTMENT INCOME
        INCLUDED IN PRICE OF SHARES
        REDEEMED..........................       (3,914)       (3,632)
     REALIZED GAIN FROM SECURITY
        TRANSACTIONS INCLUDED IN PRICE OF
        SHARES REDEEMED...................       (4,835)       (3,673)
     DIVIDENDS TO SHAREHOLDERS FROM NET
        INVESTMENT INCOME.................   (1,540,718)   (1,544,851)
CAPITAL SHARE TRANSACTIONS:
     (EXCLUSIVE OF AMOUNTS ALLOCATED TO
        INVESTMENT INCOME AND NET REALIZED
        GAIN FROM SECURITY TRANSACTIONS)
        (NOTE 1):
           COST OF SHARES OF CAPITAL STOCK
             REDEEMED.....................     (453,611)     (346,091)
                                            -----------   -----------
     TOTAL INCREASE IN NET ASSETS.........    2,099,137     8,728,349
NET ASSETS:
     BEGINNING OF YEAR....................   56,465,409    47,737,060
                                            -----------   -----------
     END OF YEAR [INCLUDING UNDISTRIBUTED
        NET INVESTMENT INCOME OF $269,369
        AND $269,158 RESPECTIVELY]........  $58,564,546   $56,465,409
                                            ===========   ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES
     The Company is registered under the Investment Company Act of 1940, as amended, as a regulated open-end investment company. On April 21, 1964, the stockholders approved amendments to the Articles of Incorporation whereby, since that date, the Company has held itself ready to redeem any of its outstanding shares at net asset value. Net asset value for redemptions is determined at the close of business on the day of formal tender of shares or the next day on which the New York Stock Exchange is open. Transactions in capital stock were as follows:

                                                 Number        Aggregate
                                                of Shares       amount
                                                ---------      ---------
Shares redeemed:
     Year Ended December 31, 2004.............     394         $462,360
     Year Ended December 31, 2003.............     331         $353,396

     During 2004, the Company distributed portfolio securities with a fair market value of $189,406 and a cost of $1,996. The related gain of $187,410 has been included in Realized Gain from Security Transactions in the Company's Statement of Operations.

     The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

Portfolio Valuation
     Investments are valued using published bid quotes as of December 31, 2004. Costs used to determine realized gain or loss from securities transactions are those of the specific securities sold. Investments in non-marketable securities are valued at fair value as determined by the Board of Directors (see Note 2).

Federal Income Taxes
     No provision has been made for Federal income taxes other than capital gains tax because the Company has elected to be taxed as a regulated investment company meeting certain requirements of the Internal Revenue Code. As such, the Company is paying the applicable Federal capital gains tax for shareholders and retaining the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders.

Equalization
     The Company follows the accounting practices known as "equalization" by which a portion of the costs of redemption of capital shares equivalent to the amount, on a per share basis, of distributable investment income on the date of the transaction is charged to the undistributed income, so that undistributed income per share is unaffected by Company shares redeemed. Similarly, on redemptions, a pro rata portion of realized capital gains is charged against undistributed realized gains.

Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Other
     As is common in the industry, security transactions are accounted for on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date.

2. NON-MARKETABLE SECURITY OF AFFILIATE
     There is no ready market for the below listed security. Fair value is established by the Board of Directors of The Finance Company of Pennsylvania.

     The Pennsylvania Warehousing and Safe Deposit Company is defined as an affiliate under the Investment Company Act of 1940 in that the Company owns 5% or more of the outstanding voting securities of such company. Further, if at the time of public sale of any of these shares the Company would be deemed a "control person," it would be necessary to register such shares under the Securities Act of 1933 prior to their sale.

                                                             For the
                                                           year ended
                              December 31, 2004           December 31,
                      ---------------------------------       2004
                      Percent   Identified      Fair        Dividend
Shares                 Owned       Cost        Value         Income
------                -------   ----------   ----------   -------------
732     Pennsylvania
        Warehousing
        and Safe
        Deposit
        Company       16.94%     $71,399     $2,037,156     $117,120
                      ======     =======     ==========     ========

3. COVERED CALLS WRITTEN

During 2004, the Company recognized $78,398 of premiums in connection with written covered calls expiring unexercised. Such amount has been recorded in Realized Gain from Security Transactions in the Company's Statement of Operations.

4. PURCHASES AND SALES OF SECURITIES
     The aggregate cost of securities purchased, the proceeds from sales and maturities of investments, and the cost of securities sold (excluding U.S. Government short-term securities) for the year ended December 31, 2004 were:


                             Historical                      Cost of
                               Cost of     Proceeds from   Securities
                             Investments     Sales and      Sold and
                              Purchased     Maturities       Matured
                             -----------   -------------   ----------
Common stocks..............  $ 3,553,629    $ 4,834,157    $ 2,572,268
U.S. Treasury..............    2,002,427      2,000,000      2,000,000
Short-term securities......    5,718,793      5,499,351      5,499,351
                             -----------    -----------    -----------
     Total.................  $11,274,849    $12,333,508    $10,071,619
                             ===========    ===========    ===========


     The amounts above do not include the market value and cost of shares distributed in connection with redemptions. During 2004, the company distributed common stocks with value of $189,406 and cost of $1,996.

5. LEASE
     The Company rents office space under a lease expiring in April 2005. The lessor company's president is an officer and director of the Company. Minimum annual rental for this space is $6,800.

6. OTHER INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2004
     Directors of the Company, who are not also employees, are paid a fee for attendance at meetings of the Board of Directors and its committees. Compensation of officers amounted to $136,175.

     Investment advisory fees payable monthly to Cooke & Bieler, Inc., are based on the monthly closing portfolio value, less the value of certain investments at an annual rate of .5 of 1%.

7. SUBSEQUENT EVENT
     A dividend from net investment income of $1,026,354 was declared on December 8, 2004 payable at $21.00 per share on January 31, 2005 to shareholders of record on December 31, 2004.

                        CONDENSED FINANCIAL INFORMATION

Selected data for each share of capital stock outstanding throughout each period:


                                             Years Ended December 31,
                               2004        2003        2002        2001        2000
                             -------------------------------------------------------
--------------------------------------------------------------------------------------
Investment income..........  $   34.94   $   34.64   $   34.46   $   37.15   $   38.41
Expenses...................      11.25        9.55        8.92        8.86        8.64
                             ---------   ---------   ---------   ---------   ---------
Net investment income......      23.69       25.09       25.54       28.29       29.77
Dividends from net
  investment income........     (31.50)     (31.33)     (29.25)     (36.23)     (31.57)
Net realized and unrealized
  gain (loss) on
  investments..............      60.00      189.87     (161.28)    (144.54)     241.61
                             ---------   ---------   ---------   ---------   ---------
Net increase (decrease) in
  net assets value.........      52.19      183.63     (164.99)    (152.48)     239.81
Net assets value:
  Beginning of year........   1,146.09      962.46    1,127.45    1,279.93    1,040.12
                             ---------   ---------   ---------   ---------   ---------
  End of year..............  $1,198.28   $1,146.09   $  962.46   $1,127.45   $1,279.93
                             =========   =========   =========   =========   =========
Net assets at end of period
  (in millions)............  $    58.6   $    56.5   $    47.7   $    56.7   $    65.6
Annual ratio of expenses to
  average net assets.......       0.98%       0.91%       0.84%       0.74%       0.78%
Annual ratio of net
  investment income to
  average net assets.......       2.06%       2.38%       2.42%       2.36%       2.68%
Annual portfolio turnover
  rate.....................      10.14%       7.28%      11.73%       4.46%      13.01%
Annual total investment
  return...................       7.30%      22.33%     (12.04%)     (9.08%)     26.09%
Number of shares
  outstanding at end of
  period in thousands......         49          49          49          50          51

                    CHANGES IN THE PORTFOLIO OF INVESTMENTS
                     (EXCLUSIVE OF SHORT-TERM INVESTMENTS)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 2004
                                  (UNAUDITED)

                                   PURCHASES

                                            Changes       Balance
                                             During     December 31,
                                           the Period       2004
                                           ----------   ------------
                                               Number of Shares
                                           -------------------------
Aramark Corp. Class B....................    25,800        12,900
Colgate-Palmolive Co. ...................     7,000         7,000
Manpower Inc. ...........................     8,700         8,700
Vodaphone Group PLC......................    30,000        15,000

                                     SALES

                                                  Number of Shares
                                                ---------------------
Emerson Electric..............................     5,100       6,900
Motorola Inc. ................................    17,000          --
Genuine Parts.................................    17,500          --
AON Corp. ....................................    15,000          --
Vodaphone Group PLC...........................    15,000      15,000
Aramark Corp. Class B.........................    12,900      12,900
Manpower Inc. ................................     8,700       8,700
Becton Dickinson & Co. .......................     7,500       7,500
Neenah Paper Co. .............................     0.575         357

                                   SPIN OFFS

                                                  Number of Shares
                                                ---------------------
Neenah Paper Co. .............................   357.575         357

                                     PART C

Item 23.          Exhibits

                  (a) Articles of Incorporation as amended December 29, 1961 and April 21, 1964 are incorporated by reference to Exhibit (1) of the Company's Post Effective Amendment No. 21 to its Registration Statement on Form N-1A.

                  (b)(1) By-Laws as amended through February 19, 1997 are incorporated by reference to Exhibit 2(a) of the Company's Post Effective Amendment No. 21 to its Registration Statement on Form N-1A.

                  (b)(2) By-laws as amended through November 10, 2004 are filed herewith.

                  (d)(1) Investment Advisory Contract between the Company and Cooke & Bieler, L.P. dated April 29, 2005 is filed herewith.

                  (d)(2) Investment Advisory Agreement between the Company and Schroder Investment Management North America Inc. dated April 29, 2005 is filed herewith.

                  (g) Custodian Agreement between the Company and PFPC Trust Co. dated December 18, 2000 is incorporated by reference to Exhibit (d) of the Company's Post Effective Amendment No. 25 to its Registration Statement on Form N-1A.

                  (p)(i) Code of Ethics under Rule 17j-1 of the Company is incorporated by reference to Exhibit p(i) of the Company's Post Effective Amendment No. 24 to its Registration Statement on Form N-1A.


                  (p)(ii) Code of Ethics under Rule 17j-1 of Cooke & Bieler, L.P. is filed herewith.


                  (p)(iii) Code of Ethics under Rule 17j-1 of Schroder
                           Investment Management North America Inc. is filed herewith.

Item 24.          Persons Controlled by or Under Common Control with the Fund

                  NONE

Item 25.          Indemnification

                  Sections 1741 et seq. of the Pennsylvania Business Corporation Law (the PBCL) provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action is in, or not opposed to, the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable unless a court determines upon application that the person is fairly and reasonably entitled to indemnification despite the adjudication of liability. However, Section 1746 of the PBCL provides that the other sections of the law are not exclusive and that further indemnification may be provided by by-law, agreement or otherwise except where the act or failure to act giving rise to a claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against themselves as such directors or officers if they are successful on the merits or otherwise in the defense of such actions.

                  The Company's By-Laws also provide indemnification to the directors and officers of the Company to the fullest extent permitted by law. The Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to directors and officers for liabilities.

Item 26.          Business and Other Connections of the Investment Adviser -
                  NONE.

Item 27.          Principal Underwriters - NOT APPLICABLE.

Item 28.          Location of Accounts and Records

                  Mr. Charles Mather, III, President, The Finance Company of Pennsylvania, 150 South Independence Mall West, Suite 630, Philadelphia, Pennsylvania 19106.

Item 29.          Management Services - NONE.

Item 30.          Undertakings - NOT APPLICABLE.

                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Philadelphia and Commonwealth of Pennsylvania on the 29th day of April, 2005.




                       THE FINANCE COMPANY OF PENNSYLVANIA


                       By:       /s/ Charles E. Mather III
                                 ------------------------------------
                                 Charles E. Mather, III, President






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